FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

For the month of April 2004

                            ELBIT VISION SYSTEMS LTD.
                 (Translation of registrant's name into English)


            NEW INDUSTRIAL PARK, POST OFFICE BOX 140, YOKNEAM, ISRAEL
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

         On March 1, 2004, we released our financial results for the year ended December 31 2003. Our consolidated financial statements for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 and our consolidated balance sheets as of December 31, 2003 and December 31, 2002, as well as the report of our independent auditors, are included as a part of this report on Form 6-K.

         The financial statements for the years ended December 31, 2002 and December 31, 2001 have been audited by Luboshitz Kasierer, which is now a member firm of Ernst & Young International, independent public accountants. The financial statements for the year ended December 31, 2003 have been audited by Kesselman & Kesselman which is a member firm of PWC, independent public accountants.

         The consent of Luboshitz Kasierer for the incorporation by reference of their report dated June 25, 2003 into effective registration statements to be filed by us under the Securities Act of 1933, is attached as an exhibit to this report on Form 6-K.

         The consent of Kesselman & Kesselman for the incorporation by reference of their report dated March 21, 2004 into effective registration statements to be filed by us under the Securities Act of 1933, is attached as an exhibit to this report on Form 6-K.

         This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

INDEX

Item 1.  Consolidated Financial Statements

Item 2.  Selectecd Consolidated Financial Data and Management Discussion and
           Analysis of Financial Condition and Results of Operations




EXHIBITS

Exhibit 23.1        Consent of Luboshitz Kasierer

Exhibit 23.2        Consent of Kesselman & Kesselman

Item 1.


                            ELBIT VISION SYSTEMS LTD.

                            (An Israeli Corporation)

                     2003 CONSOLIDATED FINANCIAL STATEMENTS

                            ELBIT VISION SYSTEMS LTD.
                     2003 CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

                                                                            PAGE
REPORTS OF INDEPENDENT AUDITORS                                              1-2
CONSOLIDATED FINANCIAL STATEMENTS:
    Balance sheets                                                           3-4
    Statements of operations                                                  5
    Statements of changes in shareholders' equity                             6
    Statements of cash flows                                                  7
    Notes to Financial Statements                                           8-30

            The amounts are stated in U.S. dollars ($) in thousands.

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Vision Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.



                                              /s/ LUBOSHITZ KASIERER
                              An affiliate member of Ernst & Young International

Haifa, Israel
June 25, 2002

--------------------------------------------------------------------------------
PRICEWATERHOUSECOOPERS
                                                    KESSELMAN & KESSELMAN
                                                    Certified Public Accountants
                                                    (Isr.)
                                                    1 Nathanson Street
                                                    Haifa 33034 Israel
                                                    Telephone +972-4-8605000
                                                    Facsimile +972-4-8605001

                         REPORT OF INDEPENDENT AUDITORS


To the shareholders of
ELBIT VISION SYSTEMS LTD.

We have audited the consolidated balance sheet of Elbit Vision Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Israel and in the United States of America, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the results of their operations, the changes in shareholders' equity and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


Haifa, Israel
March 21, 2004


/s/ Kesselman & Kesselman


Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

                            ELBIT VISION SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                                                            DECEMBER 31
                                                                                     -------------------------
                                                                         NOTE          2003              2002
                                                                         ----         -------           -------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                                      -------------------------
                              A S S E T S
CURRENT ASSETS:
    Cash and cash equivalents                                                           1,789             1,485
    Restricted deposit                                                   11a              537
    Accounts receivable:                                                 12a
       Trade                                                                            1,021               652
       Other                                                                              620               413
    Inventories                                                           2             3,139             3,211
                                                                                      -------           -------
         T o t a l  current assets                                                      7,106             5,761
                                                                                      -------           -------
INVESTMENTS AND LONG-TERM RECEIVABLES:
    Funds in respect of employee rights upon retirement                   5               622               431
    Other long-term receivables                                           3                99               103
                                                                                      -------           -------
                                                                                          721               534
                                                                                      -------           -------
PROPERTY AND EQUIPMENT, net of accumulated
    depreciation and amortization                                         4               414               533
                                                                                      -------           -------
           T o t a l  assets                                                            8,241             6,828
                                                                                      =======           =======

---------------------------


/s/ Nir Alon                            (CHAIRMAN OF THE BOARD OF DIRECTORS)
---------------------------
Nir Alon



/s/ Zami Aberman                        (PRESIDENT, CHIEF EXECUTIVE OFFICER)
---------------------------
Zami Aberman

                                                                                                        DECEMBER 31
                                                                                                 -------------------------
                                                                                     NOTE          2003              2002
                                                                                                  -------          -------
                                                                                                 U.S. DOLLARS IN THOUSANDS
                                                                                                 -------------------------
                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Credit from banks                                                                12c            1,006
    Current maturities of loan from shareholder                                       6               160              438
    Accounts payable and accruals:
       Trade                                                                                          651              612
       Deferred revenues                                                              1h              355            1,310
       Other                                                                         12b            2,427            2,291
                                                                                                  -------          -------
           T o t a l  current liabilities                                                           4,599            4,651
                                                                                                  -------          -------
LONG-TERM LIABILITIES:
    Liability for employee rights upon retirement                                     5               979              751
    Loan from shareholder - net of current maturities                                 6               287
                                                                                                  -------          -------
           T o t a l  long-term liabilities                                                         1,266              751
                                                                                                  -------          -------
COMMITMENTS AND CONTINGENT LIABILITIES                                                7
                                                                                                  -------          -------
           T o t a l  liabilities                                                                   5,865            5,402
                                                                                                  -------          -------
SHAREHOLDERS' EQUITY:                                                                 8
    Share capital - ordinary shares of NIS 1 par value ("Ordinary Shares");
       Authorized - 20,000,000 Ordinary Shares as of December 31, 2003
           and 2002
       Issued and outstanding:
           December 31, 2003 - 13,006,466 Ordinary shares;
           December 31, 2002 - 10,166,667 Ordinary shares                                           1,856            1,208
    Receipts on account of shares to be allotted                                                      140
    Warrants                                                                                          267
    Additional paid-in capital                                                                     18,662           17,785
    Accumulated deficit                                                                           (18,549)         (17,567)
                                                                                                  -------          -------
           T o t a l  shareholders' equity                                                          2,376            1,426
                                                                                                  -------          -------
           T o t a l  liabilities and shareholders' equity                                          8,241            6,828
                                                                                                  =======          =======

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                            ELBIT VISION SYSTEMS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   NOTE        2003          2002          2001
                                                                                  ------      -------       -------       -------
                                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                                              -----------------------------------
                                                                                                   (EXCEPT PER SHARE DATA)
REVENUES:                                                                           12d
    Sale of products                                                                            4,043         4,773         6,859
    Services rendered                                                                           2,285         2,455         2,444
                                                                                              -------       -------       -------
                                                                                                6,328         7,228         9,303
                                                                                              -------       -------       -------
COST OF REVENUES:                                                                   12e
    Cost of products sold                                                                       2,294         2,723         4,973
    Cost of services rendered                                                                   1,454         1,937         1,830
                                                                                              -------       -------       -------
                                                                                                3,748         4,660         6,803
                                                                                              -------       -------       -------
GROSS PROFIT                                                                                    2,580         2,568         2,500
RESEARCH AND DEVELOPMENT COSTS - net                                                12f         1,431         1,340         1,405
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
    Marketing and selling                                                                       1,598         1,545         1,625
    General and administrative                                                                    637         1,404           886
                                                                                              -------       -------       -------
OPERATING LOSS                                                                                 (1,086)       (1,721)       (1,416)
FINANCIAL INCOME - net                                                              12g            60            34            89
OTHER INCOME                                                                                       47             9            20
                                                                                              -------       -------       -------
LOSS BEFORE TAXES ON INCOME                                                                      (979)       (1,678)       (1,307)
TAXES ON INCOME                                                                     9e              3             6             6
                                                                                              -------       -------       -------
LOSS FOR THE YEAR                                                                                (982)       (1,684)       (1,313)
                                                                                              =======       =======       =======

LOSS PER SHARE - BASIC AND DILUTED                                                  1o         (0.10)        (0.17)        (0.13)
                                                                                              =======       =======       =======
WEIGHTED AVERAGE NUMBER OF SHARES USED IN
    COMPUTATION OF LOSS PER SHARE - BASIC AND
    DILUTED (IN THOUSANDS)
                                                                                               10,175        10,167         9,817
                                                                                              =======       =======       =======

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                            ELBIT VISION SYSTEMS LTD.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                             SHARE CAPITAL      RECEIPTS ON
                                          --------------------    ACCOUNT OF                   ADDITIONAL                 TOTAL
                                           NUMBER               SHARES TO BE     WARRANTS       PAID-IN   ACCUMULATED SHAREHOLDERS'
                                          OF SHARES     AMOUNT    ALLOTTED    (SEE NOTE 8A3))   CAPITAL     DEFICIT      EQUITY
                                          ---------     ------- ------------  ---------------  ---------- ----------- -------------
                                               IN THOUSANDS                          U.S. DOLLARS IN THOUSANDS
                                          --------------------- -------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001                    8,667         852                                   16,728     (14,570)      3,010
CHANGES DURING 2001:
    Loss                                                                                                      (1,313)     (1,313)
    Issuance of share capital (note 8a)       1,500         356                                   *1,057                   1,413
                                          ---------     -------                                  -------     -------     -------
BALANCE AT DECEMBER 31, 2001                 10,167       1,208                                   17,785     (15,883)      3,110

CHANGES DURING 2002 -
    loss                                                                                                      (1,684)     (1,684)
                                          ---------     -------                                  -------     -------     -------
BALANCE AT DECEMBER 31, 2002                 10,167       1,208                                   17,785     (17,567)      1,426

CHANGES DURING 2003:
    Loss                                                                                                        (982)       (982)
    Issuance of share capital and
      warrants (note 8a)                      2,769         633                      *267           *865                   1,765
    Employee stock options
      exercised and paid                         70          15                                       12                      27
    Receipts on account of shares
      to be allotted (note 8a)                  140                                                                          140
                                          ---------     -------    -------        -------        -------     -------     -------
BALANCE AT DECEMBER 31, 2003                 13,006       1,856        140            267         18,662     (18,549)      2,376
                                          =========     =======    =======        =======        =======     =======     =======

*     Net of share issuance costs.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                            ELBIT VISION SYSTEMS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     2003       2002       2001
                                                                                    ------     ------     ------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                                    ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Loss                                                                              (982)    (1,684)    (1,313)
    Adjustments to reconcile loss to net
       cash provided by or used in operating activities:
       Depreciation and amortization                                                   238        256        312
       Trading marketable securities - net                                             812       (812)
       Liability for employee rights upon retirement                                   228        155         (6)
       Capital loss (gain) from disposal of property and equipment                      (6)         4        (13)
       Exchange differences on long-term receivables                                                2         15
       Accrued interest on loan from related party                                       9         12
       Changes in operating assets and liabilities:
           Decrease (increase) in accounts receivable:
              Trade (including non-current portion)                                   (342)       516        372
              Other                                                                   (207)      (111)       240
           Increase (decrease) in accounts payable and accruals:
              Trade                                                                     39       (339)      (354)
              Deferred revenues                                                       (955)      (701)      (504)
              Other                                                                    136         46        (57)
           Decrease in inventories                                                      72        940        854
                                                                                    ------     ------     ------
    Net cash used in operating activities                                           (1,770)       (92)    (1,266)
                                                                                    ------     ------     ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                                (156)       (49)       (56)
    Collection of long-term receivables                                                 43         24
    Investment in long-term deposits                                                    (5)        (8)       (13)
    Investment in restricted deposit                                                  (537)
    Proceeds from disposal of property and equipment                                    43          1         63
    Long-term loan granted                                                             (61)
    Funds in respect of employee rights upon retirement                               (191)        (5)       (17)
                                                                                    ------     ------     ------
    Net cash used in investing activities                                             (864)       (37)       (23)
                                                                                    ------     ------     ------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of share capital and warrants -net of issuance costs                    1,765                 1,413
    Short-term credit from bank - net                                                1,006                   (73)
    Proceeds from exercise of options                                                   27
    Receipts on account of shares to be allotted                                       140
    Discharge of loan from related party                                                                    (100)
                                                                                    ------     ------     ------
    Net cash provided by financing activities                                        2,938        -,-      1,240
                                                                                    ------     ------     ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   304       (129)       (49)
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                                                1,485      1,614      1,663
                                                                                    ------     ------     ------
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                                      1,789      1,485      1,614
                                                                                    ======     ======     ======
SUPPLEMENTAL  DISCLOSURE  OF CASH FLOW  INFORMATION  - cash paid during the year for:
    Interest paid                                                                       20        -,-          1
                                                                                    ======     ======     ======
    Income taxes paid - net                                                             16         15         23
                                                                                    ======     ======     ======

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                            ELBIT VISION SYSTEMS LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

      The significant accounting policies, applied on a consistent basis are as follows:

      A.    GENERAL:

            1)    Nature of operations

            Elbit Vision Systems Ltd. (the "Company") is an Israeli corporation, which, together with its subsidiaries, is principally engaged in the design, development, manufacture and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

            Elbit Vision Systems Inc. ("EVS Inc") incorporated in Delaware U.S.A. and Elbit Vision Systems B.V. ("EVS BV") incorporated in Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company's products worldwide.

            2)    Accounting principles

            The consolidated financial statements are prepared in accordance with accounting principles generally accepted ("GAAP") in the United States of America.

            3)    Use of estimates in the preparation of financial statements

            The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

            4)    Functional currency:

                  (a) The currency of the primary economic environment in which operations of the Company and its subsidiaries are conducted is the U.S. dollar (the "dollar").

                        Virtually all sales by the Company and its subsidiaries are made outside Israel in non-Israeli currencies, mainly the dollar. Most purchases of materials and components are made in dollars or in Israeli currency under contracts linked to the dollar. In addition, most marketing and service costs are incurred outside Israel, primarily in dollars, through the Company's wholly-owned non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries is the dollar.

                        Transactions  and  balances  originally  denominated  in
                        dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

                            ELBIT VISION SYSTEMS LTD.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  (b) The exchange rate of the U.S. dollar at December 31, 2003 was NIS 4.379 (December 31, 2002 - NIS 4.737,
                        December 31, 2001 - NIS 4.416).

            B.    PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

                  Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside of the Company and its subsidiaries, have also been eliminated.

            C.    CASH EQUIVALENTS

                  The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from the date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

            D.    CONCENTRATION  OF CREDIT  RISKS  AND  ALLOWANCE  FOR  DOUBTFUL
                  ACCOUNTS

                  As of December 31, 2003 and 2002, the Company held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

                  The allowance for doubtful accounts is determined for specific debts doubtful of collection.

            E.    INVENTORIES

                  Inventories are valued at the lower of cost or market. Cost is determined as follows: Raw materials and spare parts - on moving average basis. Product in process and finished products
                  - on basis of production costs.

                  Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

            F.    PROPERTY AND EQUIPMENT

                  These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:
                                                                      %
                  Machinery and equipment                    10-33 (mainly 33%)
                  Office furniture and equipment                    6-10
                  Vehicles                                           15

                  Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

                            ELBIT VISION SYSTEMS LTD.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

            G.    IMPAIRMENT OF LONG-LIVED ASSETS

                  The Company has adopted FAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective January 1, 2002. FAS 144 requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

                  The adoption of FAS 144 did not have any material impact on the consolidated financial position and consolidated results of operations of the Company.

            H.    REVENUE RECOGNITION:

                  1)    Sale of products

                        Revenues   from  sales  of  products  and  supplies  are
                        recognized when an arrangement exists, delivery has occurred and title passed to the customer, Company's price to the customer is fixed or determinable and collectibility is reasonably assured.

                        With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed. In case that Company's agreement with the customer includes an "acceptance" clause, revenue recognition will take place after the Company receives the "acceptance certificate" from the customer. In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype the system's performance. In case that the systems performance meets the customer's requirements, he purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

                        The Company does not provide, in the normal course of business, a right of return to its customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

                        The Company grants its customers support services, including warranty in respect of products sold; these services are usually provided for a period of six to twelve months. Upon revenue recognition, the Company defers a portion of the sale price and recognizes it as service revenue ratably over the abovementioned period.

                  2)    Services rendered

                        Service revenue in respect of the Company's products is recognized ratably over the contractual period, or as services are performed.

                            ELBIT VISION SYSTEMS LTD.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

            I.    RESEARCH AND DEVELOPMENT

                  Research and development expenses are charged to income as incurred. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred.

            J.    SHIPPING AND HANDLING COSTS

                  Shipping and handling costs, which amounted to $ 110,000, $ 58,000 and $ 57,000 for the years ended December 31, 2003, 2002 and 2001, respectively, are included in selling expenses.

            K.    ADVERTISING EXPENSES

                  Advertising  expenses  are  charged  to  income  as  incurred.
                  Advertising expenses for the years ended December 31, 2003, 2002 and 2001 were $ 45,000, $ 18,000 and $ 2,000, respectively.

            L.    COMPREHENSIVE INCOME

                  The Company has no comprehensive income components other than net loss.

            M.    DEFERRED INCOME TAXES:

                  1) Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

                  2) Taxes, which would apply in the event of disposal of investments in non-Israeli subsidiaries, have not been taken into account in the computation of deferred taxes, as it is the Company's intention to hold these investments, not to realize them.

                            ELBIT VISION SYSTEMS LTD.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

            N.    STOCK-BASED COMPENSATION

                  1) The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with FAS 123 - "Accounting for Stock-Based Compensation" ("FAS 123"), the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

                  2) The following table illustrates the effect on loss and loss per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, to its stock-based employee compensation:

                                                         YEAR ENDED DECEMBER 31
                                                  ------------------------------------
                                                    2003         2002          2001
                                                  ------------------------------------
                                                     $ IN THOUSANDS (EXCEPT PER
                                                            SHARE DATA)
Loss as reported                                      982         1,684         1,313
Add - stock-based employee compensation
    expense determined under fair value method        145           270           130
                                                  -------       -------       -------
Pro forma loss                                      1,127         1,954         1,443
                                                  =======       =======       =======
Loss per share:
    Basic and diluted - as reported                $ 0.10       $  0.17        $ 0.13
                                                  =======       =======       =======
    Basic and diluted - pro forma                  $ 0.11       $  0.19        $ 0.15
                                                  =======       =======       =======


                        As to  information  about  the  stock  option  plans and
                        assumptions   used  in   calculating   the   pro   forma
                        information, see note 8b.

            O.    LOSS PER SHARE ("LPS")

                  Basic LPS is computed based on the weighted average number of shares outstanding during each year. All stock options and warrants were not reflected in diluted LPS for all periods presented, because the effect of such options and warrants is antidilutive. Total common stock equivalents, related to options and warrants outstanding is 2,592,000, 2,000,000 and 1,509,000 shares for the years 2003, 2002 and 2001, respectively.

            P.    RECLASSIFICATION

                  Certain comparative figures have been reclassified to conform to the current year presentation.

                            ELBIT VISION SYSTEMS LTD.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

            Q.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

                  1) In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN
                        46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

                        Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective date. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective date for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

                        The Company currently has no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have a material impact on its financial position, results of operations and cash flows.

                  2)    FAS 132 (revised 2003)

                        In December  2003,  the FASB issued FAS No. 132 (revised
                        2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendement of FASB Statements No. 87,88 and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)"). This Statement revises employer's disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

                        Part of the new disclosures provisions are effective for 2003 calendar year-end fiancial statements, and accordingly have been applied by the Company in these consolidated financial statements.

                        The remaining provisions of FAS 132 (revised 2003), which have a later effective date, are currently being evaluated by the Company.

                            ELBIT VISION SYSTEMS LTD.

NOTE 2 - INVENTORIES:

                                                                   DECEMBER 31
                                                                 --------------
                                                                  2003     2002
                                                                 -----    -----
                                                                 $ IN THOUSANDS
                                                                 --------------
Raw materials*                                                     744      591
Spare parts                                                        786      741
Work in process                                                    556      865
Finished products**                                              1,053    1,014
                                                                 -----    -----
                                                                 3,139    3,211
                                                                 =====    =====

* In the year ended December 31, 2001, the Company recorded a writedown in the amount of $ 220 thousands (2002 and 2003 - nil).
**    Mainly systems in trial by customers (see note 1h1)).

NOTE 3 - OTHER LONG-TERM RECEIVABLES

                                                                    DECEMBER 31
                                                                  --------------
                                                                  2003      2002
                                                                  ----      ----
                                                                  $ IN THOUSANDS
                                                                  --------------
Deposits on leased vehicle (see also note 7a2)(b)                   26        21
Loan to employees (see also note 7b1))(1)                           12        55
Loan to other(2)                                                    61
Non-current trade receivable                                                  27
                                                                   ---       ---
                                                                    99       103
                                                                   ===       ===

(1)   The loans are mainly denominated in NIS and linked to the Israeli CPI.

(2) Representing a loan to a company; the loan is convertible into 8% of this company's share capital. The loan is denominated in dollars, with no interest. The Company can convert the loan into share capital after December 31, 2003. The Company has not yet resolved whether to convert the loan or not.

NOTE 4 - PROPERTY AND EQUIPMENT:

      A. Composition of assets, grouped by major classifications, is as follows:

                                                               DECEMBER 31
                                                         ----------------------
                                                           2003          2002
                                                         -------       -------
                                                             $ IN THOUSANDS
                                                         ---------------------
 Machinery and equipment                                   1,762         1,729
 Leasehold improvements                                      452           440
 Office furniture and equipment                              399           416
 Vehicles                                                     43            37
                                                         -------       -------
                                                           2,656         2,622
 Less - accumulated depreciation
     and amortization                                      2,242         2,089
                                                         -------       -------
                                                             414           533
                                                         =======       =======

      B. Depreciation and amortization expenses totaled $ 238,000, $ 256,000 and $ 312,000, in the years ended December 31, 2003, 2002 and 2001, respectively.

                            ELBIT VISION SYSTEMS LTD.

NOTE 5 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

      A. Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees is based upon the number of years of service and the latest monthly salary. The liability is partly covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Under labor agreements, these deposits and insurance policies are in the employees' names and are, subject to certain limitations, the property of the employees.

            The Company may only make withdrawals from the funds for the purpose of paying severance pay.

            The liability for employee rights upon retirement covers the severance pay liability of the Company and its Dutch subsidiary in accordance with labor agreements in force and based on salary components, which, in management's opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

      B. The U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under these plans, contributions are based on specific percentages of pay.

      C. Severance pay and defined contribution plan expenses were $ 160,000, $ 176,000 and $ 195,000 in the years ended December 31, 2003, 2002 and 2001, respectively. The earnings on the amounts funded were $ 54,000 for the year ended December 31, 2003.

      D. The Company expects to contribute in 2004 $ 185,000 to the insurance companies and provident fund, in respect of its severance pay obligation.

NOTE 6 - LOAN FROM SHAREHOLDER:

      During 2003, the Company and Elbit Ltd. (a shareholder), reached an agreement, whereby the Company's debt to Elbit of $ 400,000 and accrued interest thereon that was due in 2003, will have the following terms:

      A. The loan will bear annual interest of Libor+2% (formerly Libor+0.5%) payable quarterly.

      B. The loan is repayable in quarterly installments of $ 40,000 each, commencing in the third quarter of 2003, but only if the cash flows provided by Company's operating activities in the quarter preceding the payment, exceeds $ 50,000. No scheduled payments were made in 2003.

                            ELBIT VISION SYSTEMS LTD.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

      A.    COMMITMENTS:

            1)    Royalty commitments:

                  (a) The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured.

                        In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

                        Under the terms of Company's funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 - with the addition of an annual interest rate based on Libor.

                        Royalty expenses to the Government of Israel totaled $ 213,000, $ 108,000 and $ 264,000 in the years ended
                        December 31, 2003, 2002 and 2001, respectively, and are included in the statements of operations among cost of revenues.

                  (b) The Company is committed to pay royalties to the Government of Israel in respect of marketing expenses in which the government participates by way of grants. At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. No royalties were paid in the reported years to the Government of Israel.

                        The maximum royalty amount payable by the Company to the Government of Israel at December 31, 2003 is $ 3,467,000 (see (a) and (b) above).

                  (c) Effective upon its initial public offering on July 3, 1997, the Company agreed to pay Elbit Ltd. ("Elbit") royalties in an amount dependent upon the sales of the Company's vision system products in the textile, automotive and food industries. The royalties will in turn be paid in full by Elbit to the original developer of certain elements of the technology licensed by the Company from Elbit.

                        In 2002, the Company and Elbit amended the abovementioned agreement, effective as of July 1, 2001; pursuant to the agreement the royalties will be paid directly to the developer, twice a year, at a rate of 0.9375%-1.5% of sales of certain products in the immediately preceding six months.

                        As a result of the amendment of the agreement, the Company recorded net royalty income of $64,000 in the year ended December 31, 2002. The royalty expenses totaled $32,000 and $300,000 in the years ended December 31, 2003 and 2001, respectively, and are included in the statements of operations among cost of revenues.

                            ELBIT VISION SYSTEMS LTD.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

            2)    Lease commitments:

                  (a) The premises occupied by the Company and a certain subsidiary are rented under various operating lease agreements. The lease agreements for the premises expire in 2005.

                        Minimum  lease   commitments  of  the  Company  and  the
                        subsidiary under the above leases, at rates in effect on December 31, 2003, are as follows:

                                                              $ IN THOUSANDS
                                                              --------------
                        Year ending December 31:
                               2004                                  175
                               2005                                  169
                               2006                                   29
                                                                   -----
                                                                     373
                                                                   =====

                        The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

                        Rental expenses totaled $ 150,000, $ 247,000 and $ 248,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

                  (b) The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2004 - 2006 (with prior notice of cancellation clauses). Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2003, are as follows:

                                                               $ IN THOUSANDS
                                                               --------------
                               2004                                   202
                               2005                                   152
                               2006                                    49
                                                                     ----
                                                                      403
                                                                     ====

                        To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 38,000. Equal to three-month lease payments. The deposits are unlinked and presented among other receivables and long-term receivables. Lease expenses in 2003, 2002 and 2001, amounted to $ 154,000, $ 204,000 and $ 221,000.

      B.    CONTINGENT LIABILITIES:

            1) The Company guarantees its employees' bank loans. The loans are repayable through 2005. In case of failure in repayment by the employee, the Company is liable to the bank for the loan. The Company requires collateral to secure these guarantees. The Company's maximum exposure under these guarantees is $ 40 thousands. This exposure is not indicative of the likelihood of the expected loss under the guarantee. As of December 31, 2003, the fair value of these guarantees was insignificant.

                            ELBIT VISION SYSTEMS LTD.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

            2)    Panoptes claim

                  In November 2002, the Company filed in the Haifa District Court an application for a permanent injunction against Panoptes Ltd. ("Panoptes") to cease all production and marketing of its current products. The Company also claimed damages from Panoptes in the amount of at least NIS 2.6 million ($600,000). The claim was also brought against the CEO of Panoptes and former founder of the Company. The claim states that Panoptes, which was established by the CEO of Panoptes and former founder of the Company, recruited several former company employees, and currently markets products which are unlawfully based on Company's technology.

                  Panoptes filed a counter claim in December 2002, alleging that the Company had conducted negotiations with Panoptes in bad-faith and had failed to execute an agreement regarding Panoptes products as a result of bad faith. The claim was for a minimum of NIS 3 million ($700,000). Panoptes also filed a defense to the statement of claim of the Company.

                  On February 2, 2004, Panoptes filed an application with the Haifa District Court to have the part of the Company's claim relating to intellectual property infringement summarily dismissed. The pre-trial hearing which had been scheduled for February 3, 2004 was abandoned. Currently the parties are negotiating a compromise whereby all of the claims with respect to one another will be dropped, with the exception of the NIS 2.6 million damages claim filed by the Company and the NIS 3 million damages claim filed by Panoptes. Should the compromise be executed by the parties, they will remit the claims for financial damages to the District Court for a summary ruling.

                  Management is presently unable to predict the ultimate outcome of the above legal proceedings, including whether they will eventually result in a lawsuit against the Company. Accordingly, no provision in respect thereof has been recorded in the financial statements.

NOTE 8 - SHAREHOLDERS' EQUITY:

      A.    AUTHORIZED, ISSUED AND OUTSTANDING SHARES:

            1) The Company's Ordinary Shares are traded in the United States on the OTC Bulletin Board over the counter market under the symbol EVSNF.

            2) In March 2001, Mr. Alon, the Company's chairman, as from March 2001, purchased 1,500,000 of its ordinary shares at a price per share of $1.00. At that time, Mr. Alon also agreed to complete a second investment in which he would purchase by no later than March 15, 2002, an additional 1,500,000 shares at a price per share of $1.00; provided that the Company's financial results for 2001 met certain minimum thresholds. In March 2002, the Company agreed to permit Altro Warenhandelsgesmbh (hereafter - Altro), an Austrian company controlled by Mr. Alon, to complete the second investment in nine equal monthly installments commencing March 2002. In May 2002, the Company deferred payment of the first four of these installments until no later than June 30, 2002. This investment was not done by Altro.

                            ELBIT VISION SYSTEMS LTD.

NOTE 8 - SHAREHOLDERS' EQUITY (continued):

                  Under a plan of arrangement (hereafter - the arrangement) between the Company, its shareholders and Altro, approved by the Company's shareholders in October 2003 and the District Court of Haifa in November 2003, the Company agreed to cancel Altro's prior commitment to invest in the Company and replace it with new investment terms, and at the same time grant warrant to purchase shares to the other shareholders. According to the plan of arrangement, Altro will purchase
                  2,000,000 of the Company's ordinary shares for a purchase price of $0.35 per share, payable in up to five quarterly installments to be completed by November 2004. To date, Altro has paid the first two installments in the aggregate amount of $385,000 (through December 31, 2003, the Company received $ 140,000 [net of issuance costs amounting to $ 30,000] and additional $245,000 in 2004).

                  The shares are to be held by a trustee and will be released, pro rata (after Altro completes an investment in the amount of $ 460,000), as the payments are received by the Company.

                  Also, pursuant to the arrangement, the Company will distribute, without consideration, warrants to purchase approximately 4 million of its ordinary shares to all of its shareholders (other than Altro, Mr. Alon and a group of investors which purchased the Company's shares in private placements which occurred in December 2003 and January 2004 (see 3) below and note 14a), as of a record date to be set, on a pro rata basis. Each warrant will be exercisable for a period of four years following the grant date, at a price of $0.35 per share. The fair value of the said warrants granted was $ 0.1. The fair value was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield - 0%, expected volatility - 137%, risk free interest 1.91%, expected life - 2 years. Completion of the transaction, including issuance of warrants and allotment of shares will take place in 2004.

            3) In December 2003 and in January 2004, the Company entered into shares and warrants purchase agreements with several private investors. Under these agreements, the Company issued to the said investors 3,569,299 shares of NIS 1 par value at a price of $0.68 per share and 892,325 warrants. Each warrant entitles its holder to purchase one ordinary share of NIS 1 par value at the exercise price, payable in cash, of $ 0.85; the warrants are exercisable for a period of 24 months from date of issuance.

                  Through December 31, 2003, the Company received $ 1,765,000 (net of issuance costs amounting to $ 118,000), in respect of 2,769,299 shares and 692,325 warrants, issued as above. The amount received was recorded in Company's shareholders' equity as of December 31, 2003. In January 2004, the Company received $ 511,360 (net of issuance costs amounting to $ 32,640), in respect of 800,000 shares and 200,000 warrants issued as above.

                  The said private investors participating in the issuance of shares and warrants as above, do not participate in the warrant distribution Arrangement mentioned in 2) above.

                            ELBIT VISION SYSTEMS LTD.

NOTE 8 - SHAREHOLDERS' EQUITY (continued):

                  As part of the issuance as above, the Company issued 293,300 warrants to consultants and providers of financial services. The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising. Through December 31, 2003, the Company issued 245,300 warrants: 51,500 warrants have the same terms as the warrants issued to the investors as above, and 193,800 warrants are exercisable at a price of $ 0.68 per share, for a period of 24 months from date of issuance (In January 2004, the Company issued additional 48,000 warrants at the same terms).

                  The Company has divided the amount raised from issuance, as above, between shareholders' equity components: share capital, additional paid-in capital and warrants. The warrants granted to the said private investors were recorded in shareholders' equity at their fair value. Also, the value of the warrants issued to consultants and providers of financial services was offset from the premium component. The weighted average fair value of warrants granted was $ 0.28. The said weighted average fair value of all warrants was determined in accordance with the Black & Scholes model, based on the following assumptions: dividend yield - 0%, expected volatility - 137%, risk free interest rate 1.31%, expected life - 1 year.

            4)    As to raising of additional  capital in January 2004, see note
                  14a.

      B.    SHARE OPTION PLANS:

            1)    The plans:

                  (a) In February 1996, the Company's board of directors adopted the Company's Employee Share Option Plan (1996) (hereafter - The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries. Each option can be exercised into one ordinary share of the Company. The 1996 plans is valid for ten years and will expire February 2006, except for option awards outstanding on that date. Under the 1996 Plan, options usually vest as follows: 50% - two years after the effective date of grant; 75% - after three years; and 100% - after four years.

                  (b) In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter
                        - The 2000 Plan).

                        Under the 2000 plan, options to purchase an aggregate of 4,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries. Under the 2000 plan, options usually vest over a period of three or four years from the date of grant, in equal parts each year. The 2000 Plan is valid for ten years and will expire on April 3, 2010, except for options outstanding on that date. Through December 31, 2003, 70,450 options were exercised to purchase 70,450 shares. The proceeds from exercise amounted to $ 27 thousands.

                  (c) In November 2003, the Board of Directors of the Company adopted the Employee Share Option Plan (2003) (hereafter
                        - The 2003 Plan).

                            ELBIT VISION SYSTEMS LTD.

NOTE 8 - SHAREHOLDERS' EQUITY (continued):

                        Under the 2003 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries. Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year. The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date. The exercise price of options granted under the 1996, 2000 and 2003 plans is to be not less than 85% of the fair market value of the ordinary share on the date of grant. All of the outstanding options from the 1996, 2000 and 2003 plan are to expire no later than 10 years following the date of grant.

                        The 2000 and 2003 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

                        Through December 31, 2002, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

                        As from January 1, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as work income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. All being subject to the restrictions specified in
                        Section 102 of the Income Tax Ordinance.

                        The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

                        On March 19, 2002, the Board of Directors approved an exchange program to give all the employees a choice to cancel stock options granted to them from May 7, 1997 through and including May 24, 2000 in exchange for an equal number of new options, in the future. The new options will be granted no sooner than September 20, 2002, and the exercise price shall be the market value of the shares on the replacement grant date. All employees who were offered the exchange program accepted the offer. On September 20, 2002, in accordance with the decision of the Company's Board of Directors, 88,500 options were granted to employees in connection with the exchange program. As to options issued in 2004, to employees of acquired company, see note 14b.

                            ELBIT VISION SYSTEMS LTD.

NOTE 8 - SHAREHOLDERS' EQUITY (continued):

            2)    Options granted to employees:

            (a) A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

                                                                        YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------------------------------
                                                      2003                        2002                        2001
                                               ---------------------      ----------------------    ------------------------
                                                            WEIGHTED                    WEIGHTED                   WEIGHTED
                                                            AVERAGE                     AVERAGE                    AVERAGE
                                                            EXERCISE                    EXERCISE                   EXERCISE
                                                NUMBER        PRICE         NUMBER        PRICE       NUMBER        PRICE
                                               ---------    --------      ---------     --------    ----------     --------
Options outstanding at beginning of year       2,413,486       0.76       1,447,835       1.11         979,085       1.54
Changes during the year:
    Granted (1)                                  934,000       0.57       1,291,400       0.44         708,000       0.36
    Exercised                                    (70,450)      0.39
    Forfeited                                   (119,950)      0.57        (325,749)      1.04        (239,250)      0.64
                                                                                          ----      ----------       ----
Options outstanding at end of year             3,157,086       0.72       2,413,486       0.76       1,447,835       1.11
                                                                                          ====      ==========       ====
Options exercisable at year end                1,388,682       0.96       1,050,074       1.03         577,494       1.54
                                                                                          ====      ==========       ====
Weighted average fair value of
    options granted during the year (2)             0.24                       0.22                       0.32
                                                                                          ====      ==========       ====

(1) Except for 500,000 options granted in 2003 (weighted average exercise price of 0.77 and fair value of $ 0.22) and 200,000 options, granted in 2002 (weighted average exercise price of $ 1 and fair value of $ 0.05), at the above market value exercise price. All other grants were made at market value, or near market value exercise price, as follows:

                                                 WEIGHTED
                                                  AVERAGE       WEIGHTED
                                                 EXERCISE        AVERAGE
                                    NUMBER        PRICE        FAIR VALUE
                                    ------        -----        ----------
Year ended December 31:
2003                                934,000         0.57           0.24
                                   ========      =======        =======
2002                              1,291,400         0.44           0.22
                                   ========      =======        =======
2001                                708,000         0.36           0.32
                                   ========      =======        =======


(2) The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                     2003       2002       2001
                                                     ----       ----       ----
Dividend yield                                          0%         0%         0%
                                                     ====       ====       ====
Expected volatility                                   137%       132%       143%
                                                     ====       ====       ====
Risk-free interest rate                               1.9%       1.5%         2%
                                                     ====       ====       ====
Expected life - in years                              3.3        2.3        2.3
                                                     ====       ====       ====

                            ELBIT VISION SYSTEMS LTD.

NOTE 8 - SHAREHOLDERS' EQUITY (continued):

                  (b) The following table summarizes certain information about options granted to employees which were outstanding and exercisable under the above plans as of December 31, 2003:

        OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
----------------------------------------   -------------------------------
                              WEIGHTED                         WEIGHTED
                NUMBER         AVERAGE         NUMBER           AVERAGE
            OUTSTANDING AT    REMAINING    EXERCISABLE AT      REMAINING
EXERCISE     DECEMBER 31,    CONTRACTUAL    DECEMBER 31,      CONTRACTUAL
 PRICES          2003           LIFE            2003             LIFE
   $                            YEARS                            YEARS
--------    -------------    -----------   --------------     -----------
  3.00         99,447            2.68           99,447           2.68
  1.68        110,000            5.01          110,000           5.01
  1.17        533,639            6.42          475,889           6.42
  1.00        200,000            8.59           94,338           8.59
  0.48        444,700            8.21          129,100           8.21
  0.36        373,500            7.07          208,500           7.07
  0.20        375,800            9.49           61,800           8.72
  0.68        266,000            9.89           11,091           9.89
  0.85        234,000            9.89            9,750           9.89
  0.83         20,000            9.95
  0.15        400,000            8.58          188,767           8.58
  0.75        100,000            9.92
            ---------                        ---------
            3,157,086            8.04        1,388,682           6.9
            =========                        =========

      C.    DIVIDENDS

            In the event the Company declares cash dividends, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

NOTE 9 - TAXES ON INCOME:

      A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (HEREINAFTER - THE LAW)

            Under the law, by virtue of the "approved enterprise" status granted to investments in certain assets the Company is entitled to various tax benefits.

            The main tax benefits available to the Company are:

            1)    Reduced tax rates

                  Tax exemption during the period of benefits - 10 years - commencing in the first year in which the Company earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

                            ELBIT VISION SYSTEMS LTD.

NOTE 9 - TAXES ON INCOME (continued):

                  The Company has three approved enterprises; the benefit period
                  in  respect  of  the  first,   second  and  third  enterprises
                  commenced in 1994, 1995, and 1997, respectively.

                  The period of benefits for the first approved enterprise expired in 2003. The periods of benefits for the second and third approved enterprises will expire in 2004 and 2006, respectively.

                  In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

            2)    Accelerated depreciation

                  The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

                  The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

      B. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (THE "INFLATIONARY ADJUSTMENTS LAW")

            Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israel CPI. The Company is taxed under this law.

            As explained in note 1a(4), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income reflected in these financial statements.

            Paragraph 9(f) of FAS 109, "Accounting for Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

      C. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

            The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, amortization of patents and certain other intangible property, and the right to claim public issuance expenses.

                            ELBIT VISION SYSTEMS LTD.

NOTE 9 - TAXES ON INCOME (continued):

      D.    OTHER APPLICABLE TAX RATES:

            1)    Income from other sources in Israel

                  Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the statutory corporate rate of 36%.

            2)    Income of non-Israeli subsidiaries

                  Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

      E.    TAXES ON INCOME

            1)    Loss (income) before taxes on income is composed as follows:

                                            2003           2002            2001

Domestic                                     763          1,763           1,534
Subsidiaries abroad                          216            (85)           (227)
                                          ------         ------          ------
                                             979          1,678           1,307
                                          ======         ======          ======

            2) Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d1) above), and the actual expense:

                                                             YEAR ENDED DECEMBER 31
                                                        --------------------------------
                                                         2003         2002         2001
                                                         ----         ----         ----
Loss before taxes on income                               (979)      (1,678)      (1,307)
                                                        ======       ======       ======
Theoretical tax benefit on the above amount               (352)        (604)        (471)
Increase in taxes in respect of tax losses
    incurred in the reported year for which
    deferred taxes were not created (see f. below)         352          604          471
Other                                                        3            6            6
                                                        ------       ------       ------
Actual tax expense                                           3           (6)           6
                                                        ======       ======       ======

      Taxes on income included in the statement of operations relate to Company's subsidiaries.

      F.    DEFERRED INCOME TAXES

            The Company has unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2003, 2002, and 2001. Virtually all the Company's temporary differences are in respect of carryforward tax losses. The Company expects that during the period in which its tax losses are utilized, its income would be tax exempt, as described in a1) above. Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company's carryforward tax losses.

                            ELBIT VISION SYSTEMS LTD.

NOTE 9 - TAXES ON INCOME (continued):

      G.    CARRYFORWARD TAX LOSSES

            Carryforward tax losses aggregate approximately $ 16.5 million at December 31, 2003.

      H.    TAX ASSESSMENTS

            Final tax assessments have been received by the Company through the tax year 1999.

NOTE 10 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      A.    GENERAL

            The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

      B.    FAIR VALUE OF FINANCIAL INSTRUMENTS

            The fair value of financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

NOTE 11 - LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

      A. The Company has registered fixed charge on a bank deposits in favor of a certain banks. The bank deposits are used to secure a credit line granted to the Company by the banks. The bank deposits - amounting to $ 537 thousands - are linked to the dollar, and bear no interest. The bank deposits are for a period of one month.

      B. The Company has registered floating charges on all of its assets if favor of banks and lease companies.

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

                                                                     DECEMBER 31
                                                                   ---------------
                                                                   2003       2002
                                                                   ----       ----
                                                                   $ IN THOUSANDS

      A.    ACCOUNTS RECEIVABLE

            1)    Trade - ALLOWANCE FOR DOUBTFUL ACCOUNTS:
                  Balance at beginning of year                      1,527      898
                  Charged to general and administrative expenses     (310)     629
                                                                   ------   ------
                  Balance at end of year                            1,217    1,527
                                                                   ======   ======

                            ELBIT VISION SYSTEMS LTD.

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

                                                                      DECEMBER 31
                                                                   ----------------
                                                                    2003       2002
                                                                   -----      -----
                                                                    $ IN THOUSANDS
                                                                   ----------------
            2)    Other:
                  Employees                                           57         25
                  Prepaid expenses                                   100         68
                  Israeli Government departments and agencies        346        230
                  Sundry                                             117         90
                                                                   -----      -----
                                                                     620        413
                                                                   =====      =====

      B     ACCOUNTS PAYABLE AND ACCRUALS - OTHER:

            Employees and employee institutions                      241        482
            Israeli Government departments and agencies            1,388      1,175
            Provision for vacation and recreation pay                336        288
            Commissions to agents                                    195        150
            Accrued expenses and sundry                              267        196
                                                                   -----      -----
                                                                   2,427      2,291
                                                                   =====      =====

      C.    CREDIT FROM BANKS

            Composed as follows:

                                                                  DECEMBER 31
                                                                      2003
                                         % INTEREST RATE AS OF   --------------
                                           DECEMBER 31, 2003     $ IN THOUSANDS
                                           -----------------     --------------
      Unlinked credit from bank*                   8.2                 195
      Short-term loans from banks*
          Unlinked                                 8.2                 683
          Linked to the Euro                       4.25                128
                                                                   -------
                                                                     1,006
                                                                   =======

      * In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 537,000; to secure the credit facilities, the Company registered a fixed charge on certain bank deposits in favor of the said banks (see note 11a). As of December 31, 2003, the Company fully utilized its credit facilities.

                            ELBIT VISION SYSTEMS LTD.

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

      D.    REVENUES

            1) The Company's revenues by geographic areas (based on location of customers) are as follows:

                                               2003          2002          2001
                                               ----          ----          ----
                                                      $ IN THOUSANDS
                                               ---------------------------------
U.S.A                                          2,531         3,278         5,267
Europe                                         2,893         3,253         2,894
Other (mainly Japan and China)                   904           697         1,142
                                               -----         -----         -----
                                               6,328         7,228         9,303
                                               =====         =====         =====

            2) The following customers accounted for 10% or more of the Company's sales:

                                                      2003                  2001
                                                      ----                  ----
Customer A                                                                   21%
Customer B                                              17%

            3) The Company's long-lived assets by geographic areas are as follows:

                                                       2003              2002
                                                       ----              ----
                                                           $ IN THOUSANDS
                                                      -----------------------
                         Israel                         340               514
                         U.S.A.                          74                19
                                                      -----             -----
                                                        414               533
                                                      =====             =====

      E.    COST OF REVENUES:

                                              2003           2002          2001
                                             ------         ------        ------
                                                       $ IN THOUSANDS
Industrial operations:
   Materials consumed                         1,002          1,025           913
   Payroll and related expenses               1,452          1,427         1,727
   Subcontracted work                           132             70            90
   Depreciation                                  65             99           118
   Other production expenses                    582          1,153         1,528
   Royalties                                    245             44           564
Decrease in inventories:
   Finished products                            (39)           462         1,297
   Products in process                          309            380           566
                                             ------         ------        ------
                                              3,748          4,660         6,803
                                             ======         ======        ======

      F.    RESEARCH AND DEVELOPMENT EXPENSES - NET:

Total expenses                                           1,827          1,490          1,531
L e s s  - grants and participations, see note 7a1).      (396)          (150)          (126)
                                                       -------        -------        -------
                                                         1,431          1,340          1,405
                                                       =======        =======        =======

                            ELBIT VISION SYSTEMS LTD.

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

      G.    FINANCIAL INCOME - NET:

                                                          2003     2002     2001
                                                          ----     ----     ----
                                                             $ IN THOUSANDS
                                                          ----------------------
Income:
Interest:
    In respect of bank deposits and securities               6       59       50
    In respect of marketable securities                     44       10
Exchange differences                                        19        5
Other                                                       67        2       37
                                                           ---      ---      ---
                                                            92      105      102
                                                           ---      ---      ---
Expenses:
Interest -
    in respect of liability to related party                 9       12       13
Exchange differences                                        46
Other                                                       23       13
                                                           ---      ---      ---
                                                            32       71       13
                                                           ---      ---      ---
                                                            60       34       89
                                                           ===      ===      ===

NOTE 13 - RELATED PARTIES:

Income (expenses):
    Royalties*                                                          300
                                                                    -------
    Financing expenses on long-term loan
       granted by shareholder**                    9         12          13
                                             -------    -------     -------
*     See note 7a1)(c).
**    See note 6.

NOTE 14 - SUBSEQUENT EVENTS:

      A. In January 2004, the Company issued 1,530,612 shares at a price of $0.98 per share and 382,653 warrants for a total consideration of $ 1,500,000. Each warrant is exercisable to one ordinary share of NIS 1 par value, at an exercise price of $ 1.40 per share. The warrants are exercisable for a period of 24 months, commencing in the date of issuance.

            As part of the issuance as above, the Company issued 100,816 warrants to consultants and providers of financial services. The said warrants were issued to consultants and service providers in respect of their assistance in the said capital raising. The said warrants are exercisable at a price of $ 0.98 per share for a period of 24 months from the date of issuance.

                            ELBIT VISION SYSTEMS LTD.

NOTE 14 - SUBSEQUENT EVENTS (continued):

      B. As part of its strategy to expand into additional fields of visual inspection systems, on December 2, 2003, the Company signed a term sheet (the validity of which was extended on February 16, 2004) to acquire 100% of the shares of Yuravision Co. Ltd. (hereafter - Yuravision), a Korea-based company, which develops visual inspection software and systems for the microelectronics industry as well as flat panel display industries. Under the term sheet all shares of Yuravision will be acquired in exchange for ordinary shares of the Company, in aggregate value of $ 1.5 million to be calculated using the average closing price of the Company's ordinary shares for the whole of December 2003 ($ 0.96), and options to purchase an aggregate of 500,000 shares of the Company, at an exercise price of $ 0.75, which shall be vesting within two years following the closing of the agreement. Consummation of the transaction is subject to completion of due diligence by the Company, execution of definitive documentation and other customary closing conditions.

      C. In March 2004, the Company entered into a standby equity distribution agreement with Cornell Capital Partnership (hereafter - Cornell). Pursuant to this agreement the Company will be entitled to issue Cornell with put notices requiring it to purchase, six days following each put notice, a number of Company's ordinary shares with a value of up to $ 300,000 per put notice and up to an aggregate value of $ 10,000,000 over two years. The price per share payable by Cornell will be determined based on the minimum price of Company's shares during the five days period following Company's put notice to Cornell to purchase Company's shares. Cornell will deduct 5% from the price payable for Company's ordinary shares as a commitment fee.

Item 2.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data for the years ended December 31, 1999, 2000 and 2001 which are not set forth elsewhere in this report have been audited by Luboshitz Kasierer, which during such years was a member firm of Arthur Andersen, independent public accountants. The selected financial data for the year ended December 31, 2002, which is derived from the financial statements set forth elsewhere in this report have been audited by Luboshitz Kasierer, which is now a member firm of Ernst & Young International, independent public accountants. The selected financial data for the year ended December 31, 2003, which is derived from the financial statements set forth elsewhere in this report that have been audited by Kesselman&Kesselman which is a member firm of PWC International, independent public accountants. Our financial statements have been prepared in accordance with US GAAP. The financial data set forth below should be read in conjunction with the financial statements, related notes and other financial information contained in this annual report. For discussion of our significant accounting principles, see Note 1 of our Consolidated Financial Statements incorporated herein by reference.

                                                  2001        2002        2003

STATEMENT OF OPERATIONS DATA:

Net sales (1)                                  $  9,303    $  7,228      $6,328
Cost of sales                                     6,803       3,748
                                                                          4,660
Gross profit (loss)                               2,500       2,568       2,580
Research and development expenses, net            1,405       1,340       1,431
Marketing and selling expenses, net               1,625       1,545       1,598
General and administrative expenses                 886       1,404         637
Total operating expenses                          3,916       4,289       3,666
Operating loss                                   (1,416)     (1,721)     (1,086)
Other income                                         20           9          47
Financing income, net                                89          34          60
loss before taxes                                (1,307)     (1.678)       (979)
Taxes on income                                       6           6           3
Net loss                                         (1,313)     (1,684)       (982)
Basic earnings per share, net loss                (0.13)      (0.17)      (0.10)
Net loss per share                                (0.13)      (0.17)      (0.10)
Weighted average number of shares
outstanding (2)                                   9,817      10,167      10,175

                                                   2001        2002        2003
BALANCE SHEET DATA:

Working capital                                $  2,513    $  1,110    $  2,507
Total assets                                      9,339       6,828       8,241

Total liabilities                                 6,229       5,402       5,865
Accumulated deficit                             (15,883)    (17,567)    (18,549)
Shareholders' equity                              3,110       1,426       2,376


(1) Effective January 1, 2000, the Company changed its revenue recognition policy so that it is now in accordance with guideline SAB 101 of the United States Securities and Exchange Commission. As a result, revenues in an amount of $4.3 have been moved from 2000 to 2001.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors.

Most of our revenues are generated in U.S. Dollars, and a significant portion of our expenses are incurred in U.S. Dollars, or are linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency. Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance. Our consolidated financial statements have been prepared in accordance with US GAAP . The financial statements of our subsidiaries the functional currency of which is the U.S. Dollar, but which are presented in a currency other than U.S. Dollars, have been translated into U.S. Dollars. Monetary balance sheet items have been translated using the exchange rates in effect on the balance sheet date and all non-monetary balance sheet items have been translated using the historical exchange rates in effect on the date of the transaction. Statement of income items have been translated using the average exchange rate for the period presented.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with the US generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are our management's best estimates based on experience and historical data. Actual results could differ from those estimates.

Specific accounting policies we utilize require higher degrees of judgment than others in their application. These include revenue recognition on long-term contract work. Our policy and related procedures for revenue recognition on long-term contract work are summarized below. In addition, Note 1 to our Consolidated Financial Statements includes further discussion of our significant accounting policies.

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, our price to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when delivery has occurred, title passed to the customer and installation is completed. In cases where our agreement with the customer includes an "acceptance" clause, revenue recognition will take place after we receive the "acceptance certificate" from the customer. In some cases, we grant our customers a trial period on newly developed products, usually for several months, in order to evaluate a prototype system's performance. In cases where the system's performance meets the customer's requirements, it will confirm its order of the system at the end of the trial period. We do not recognize sales revenue from products shipped to customers for trial until such products confirms the order. Until purchased, these products are recorded as consignment inventory at the lower of cost and market.

The Company does not provide, in the normal course of business, a right of return to its customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

The Company grants its customers support services, including warranty in respect of products sold; these services are usually provided for a period of six to twelve months. Upon revenue recognition, the Company defers a portion of the sale price and recognizes it as service revenue ratably over the abovementioned period.

Services Rendered

Service revenue in respect of the Company's products is recognized ratably over the contractual period, or as services are performed.

OPERATING RESULTS

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:


                                                     2001       2002       2003
Net sales                                           100.0      100.0      100.0
Cost of sales                                        73.1       64.5       59.2
Gross profit                                         26.9       35.5       40.8

Research and development expenses, net               15.1       18.5       22.6
Marketing and selling expenses, net                  17.5       21.4       25.2
General and administrative expenses                   9.5      19. 4       10.1
Total operating expenses                             41.1       59.3       57.9
Operating loss                                      (15.2)     (23.8)     (17.2)
Other expenses                                       (0.2)      (0.1)      (0.9)
Financing income, net                                (0.9)      (0.5)      (0.7)
Loss before taxes                                   (14.0)     (23.2)     (15.5)
Income taxes                                         0.06       0.08       0.05
Net (loss)                                          (14.1)     (23.3)     (15.5)


YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

SALES

Sales in 2003 decreased by approximately 12.4% to $ 6.328 million compared with sales of $7.228 million in 2002. This decrease was primarily attributable to a decrease in sales in USA. Our sales to the USA are mainly to the textile manufacturers which suffered from competition from producers from the Far East. Since 1997, approximately 300 textile plants manufacturers closed their facilities in the USA because of the high cost of labor in the USA compared to the Far East. While our old line of products was designed to reduce labor costs for our US clients, the savings did not preclude most of the textile plants from moving to the Far East causing significant reductions in sales.

COST OF REVENUES

Cost of sales consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 59.2% in 2003 compared to 64.5% in 2002.This resulted from our successfully reducing fixed costs and increasing our production efficiency. Our fixed costs were reduced primarily by a reduction in our workforce and the execution of a new rental agreement for the lease of our premises, which reduced our rental expenses by more than $100K. The increase in our production efficiency was principally attributable to our new line of "Lite" products which are significantly cheaper to produce and install, than the comparable products which preceded them.

GROSS PROFIT

 In 2003 we earned a gross profit of $2.580 million as compared to a gross profit of $2.568 million in 2002. Gross profit as a percentage of net sales was 40.8% in 2003 as compared to 35% in 2002. This improvement was primarily due on the one hand to the reduction in fixed costs related to our operations and on the other to the increase in our production efficiency as described above.

RESEARCH AND DEVELOPMENT COSTS

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to 1.83 million in 2003 from $1.49 million in 2002, and were offset by Israeli government grants of U.S$ 0.396 million in 2003 and U.S$ 0.15 million in 2002. Net research and development expenses in 2003 were $1.431 million compared with $1.340 million in 2002. The increase in the gross research and development expenses was mainly for two reasons: the development of our new on-line products including the: LOOMTEX, ITEX Lite and the SVA Lite, and the development of our new product lines for the microelectronics industry including the Mounting Wax Monitoring System, Back Side Inspection System and Dynamic Roughness Monitoring System. In order to develop these new suites of products, we increased our number of research and development engineers and invested large amounts in developing prototype systems for beta site installations. Research and development expenses are charged to income as incurred.

SALES AND MARKETING EXPENSES

Gross marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $1.598 million in 2003, compared to $1.545 million in 2002. The increase in the marketing and sales expenses were primarily due to expenses of the ITMA exhibition in October 2003 in Birmingham, UK, an important textile industry exhibition which occurs every four years. We also invested in launching our new on-line products for industrial Web and new products for the microelectronics industry.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 10.1% in 2003 from 19.4% in 2002. General and administrative expenses in 2003 were $0.637 million, compared to $1.404 million in 2002. The decrease in expenses in 2003 was primarily attributable to a decrease in the provision for doubtful accounts following our successful collection of accounts that had previously been considered doubtful and the reduction of our labor force.

FINANCIAL INCOME

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from one of our major shareholders (and former sole controlling shareholder) Elbit Ltd., or Elbit, and currency translation adjustments between U.S. dollar exchange rate imposed on our assets and liabilities. Financial income increased to $60 thousand in 2003 from $34 thousand in 2002.

Our principal investing activities to date have been investments in short-term investment-grade securities and the purchase of equipment, consisting primarily of computer and office equipment and leasehold improvements. We invested $6.1 million of the net proceeds of our initial public offering in short-term investment-grade securities (of which $3.6 million and $2.5 million was used to finance our operations in 1997 and 1998, respectively).

LOSS

Net loss decreased from $1.68 million in 2002 to $0.98 million in 2003. This decrease in losses was primarily due a reduction in labor and overhead costs in 2003 and decrease in allowance for doubtful accounts.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

SALES

Sales in 2002 decreased by approximately 22.3% to $ 7.228 million compared with sales of $9.373 million in 2001. This decrease was primarily attributable to a decrease in sales in USA.

COST OF REVENUES

Cost of sales consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products.

Cost of sales as a percentage of net sales was 64.5% in 2002 and 73.1% in 2001. In 2002 we earned a gross profit of $2. 568 million as compared to a gross profit of $2.500 million in 2001. Gross profit as a percentage of net sales was 35.5% in 2002 as compared to 26.9% in 2001. This improvement was primarily due to the reduction in labor costs and a reduction in the payment of royalties following our renegotiation of our license agreement with Mr. Ilan Tamches.


RESEARCH AND DEVELOPMENT EXPENSES

Net research and development expenses in 2002 were $1.340 million compared with $1.405 million in 2001. Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures decreased to 1.49 million in 2002 from $1.531 million in 2001, and were offset by Israeli government grants of $0.15 million in 2002 and $0.126 million in 2001.

SELLING AND MARKETING EXPENSES

Gross marketing and selling expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $1.545 million in 2002, compared to $1.625 million in 2001, constituting no material difference in the amount and the nature of the expenses between the years.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 19.4% in 2002 from 9.5% in 2001. General and administrative expenses in 2002 were $1,404 million, compared to $0.886 million in 2001. The increase in expenses from 2001 to 2002 was primarily attributable to an increase in allowance for doubtful and bad accounts.

FINANCIAL INCOME

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from Elbit and currency translation adjustments between U.S. dollar exchange rate imposed on our assets and liabilities. Financial income decreased to $0.034 million in 2002 from $0.089 million in 2001.

NET LOSS

Net loss increased from $1.31 million in 2001 to $1.68 million in 2002. This increase in losses was primarily due a reduction in sales in 2002 and increase in allowance for doubtful accounts.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel and (iv) the use of a bank credit line. As of December 31, 2003, we had working capital of $2.507 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months following the date of this prospectus. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished. Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

The exchange rate between NIS and the U.S. dollar has fluctuated during the past twelve months from a high of NIS 4.85 to the dollar to a low of NIS 4.292 to the dollar. The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:


--------------------------------------------------------------------------------
LOW 1 U.S. dollar =       HIGH 1 U.S. dollar =               MONTH
--------------------------------------------------------------------------------
4.446                     4.535                              September 2003
--------------------------------------------------------------------------------
4.415                     4.511                              October 2003
--------------------------------------------------------------------------------
4.4.46                    4.537                              November 2003
--------------------------------------------------------------------------------
4.368                     4.458                              December 2003
--------------------------------------------------------------------------------
4.391                     4.500                              January 2004
--------------------------------------------------------------------------------
4.452                     4.502                              February 2004
--------------------------------------------------------------------------------

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

--------------------------------------------------------------------------------
Exchange Rate                       Period
--------------------------------------------------------------------------------
4.154 NIS/$1                        January 1, 1999 - December 31, 1999
--------------------------------------------------------------------------------
4.067 NIS/$1                        January 1, 2000 - December 31, 2000
--------------------------------------------------------------------------------
4.219 NIS/$1                        January 1, 2001 - December 31, 2001
--------------------------------------------------------------------------------
4.723 NIS/$1                        January 1, 2002 - December 31, 2002
--------------------------------------------------------------------------------
4.5483 NIS/$1                       January 1, 2003 - December 31, 2003
--------------------------------------------------------------------------------

In 1999, the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%. In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. During 2001, the NIS was devalued against the dollar by 9.3%. In 2002, the rate on inflation was approximately 6.5% and the rate of devaluation was 7.26%. In 2003, the rate on inflation was approximately -1.9% and the dollar devalued against the NIS by 7.55%. As a result of the differential between the rate of inflation and the rate of evaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. dollars, in 2003, but they did not materially affect our results of operations in such periods.

From time to time, we engage in hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. Although, we do not undertake such transactions on a regular basis, our management may determine that it is necessary to further minimize such risks.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development group focuses on adapting our technologies to the development of new products for applications in the fabric and microelectronics industries as well as enhancing our existing products. We devote a significant portion of our resources to improving our current systems through enhancements in the areas of sharpness of resolution, processing speed, sensor accuracy and illumination. We also continually work to enhance the ease of use and flexibility of our systems' software and to develop product add-ons to augment our systems currently in use by customers. These product add-ons are being designed to further integrate our systems into each phase of our customers' manufacturing process.

We have a number of product and technology initiatives underway at any given time. Our research and development activities have generally resulted in periodic introductions of new products, new auxiliaries and upgrades to our existing products. Current product and technology initiatives include, among others, the following:

      o The development of a visual inspection system for the inspection of woven fabrics during weaving. The system is already operating in a few weavers' sites for final tests before becoming commercial. The system is based on a contact sensor, which was specially developed by EVS for an easy integration with the loom. It is operated through a central computer connected to a network of dedicated computers, each of which is monitoring a number of looms. LOOMTEX will inspect 100% of the fabric, automatically pinpointing faults based on learned criteria, and will be capable of being updated in real-time by user feedback.

      o For our developments for the micro-electronic industry we intend to apply for patents for hazing and wax inspection technologies. We currently intend to apply for a patent in Israel and Europe. According to a preliminary patent search conducted on our behalf no patents will be infringed by developing the inspection heads as proposed.

As of March 1, 2004, our research and development staff working on products for the textile industry consisted of 13 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff for the textile industry engages in hardware and electro-optics development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. In 2000 our gross research and development expenditures for the textile industry were approximately $1.6 million, in 2001 they were approximately $1.5 million, in 2002 they were $1.2 million and in 2003 they were $1.1 million. These expenditures were partially offset by grants by the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel of approximately $95,000 thousand, $126,000, $150,000 and $396,000 in each of 2000, 2001, 2002 and 2003, respectively.

As of March 31, 2004, our research and development staff working on adapting our technology for use in the microelectronics industry consisted of 8 full-time employees, all of whom are located in Israel, and hold advanced technical degrees. Our research and development staff engages in electro-optics development and real-time software development.

In 2003, our gross research and development expenditures for the micro-electronic industry were approximately $0.73 million. We expect to continue to commit substantial resources to research and development in the future.

The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist. Since inception, we have received grants from the OCS for the development of various systems and products. Under the terms of these grants, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the dollar value of the grant is repaid. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted by the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies.

Pursuant to regulations, effective with regard to OCS grants received under programs approved after January 1, 1999, repayments of such grants will be subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

RESEARCH AND DEVELOPMENT GRANTS

Royalty-bearing grants received from the Government of Israel for research and development are offset against our gross research and development expenditures on development of products only for the textile industry. In 2003 the OCS approved grant for the Microelectronic development in the amount of approximately $115,000.

The following table sets forth-net research and development expenses, the grants received from the OCS and the gross research and development expenditures for the periods indicated:

                                               1999      2000     2001     2002     2003
Research and development expenses, net        $2,116   $1,620   $1,405   $1,340   $1,431
OCS grants                                       174       95      126      150      396
Gross research and development expenditures    2,290    1,715    1,531    1,490    1,827


TREND INFORMATION

Trends and changes in the world textile industry are having an influence on our markets, customers and sales. World textile production has transferred to the Far East due to low labor costs. The Far East market is increasing with large investments in textile machinery (especially in China). The investments are currently in productive equipment for increasing the production volume and achieving the demands of western markets and not in automatic inspection technology. Our traditional markets in Western Europe and the United States, are becoming smaller, with less willingness for capital expenditures. Unless textile manufacturers in the Far East begin investing in automatic inspection technology, the growth in our sales revenue may not keep pace with the growth in the Far East market.

Following extensive market research, we have determined that our technology could be relatively easily adapted for use in the microelectronics industry and that such a transition presents us with a significant business opportunity. Consequently, we are developing our existing vision technology so as to adapt it to the requirements of the microelectronics industry, particularly in the field of wafer inspection for the semi-conductor industry and for the inspection of liquid crystal display devices, or LCD's. In January 2004, we released three products for the visual inspection of bare wafers required for the manufacture of semi-conductors: the Mounting Wax Monitoring System, the Back Side Inspection System and the Dynamic Roughness Monitoring System. The Mounting Wax Monitoring System is an in-line solution for bare wafer manufacturing, which is installed in the polishing cell and monitors the uniformity of the mounting wax; the Back Side Inspection System is an in-line solution for the optical inspection of wafer surfaces, resulting in an automatic determination as to which side of the wafer should be the back side or the front side, according to the manufacturer's selected criteria; and the Dynamic Roughness Monitoring System is for the in-line inspection of the roughness of the wafer surface at different stages of the manufacturing process. Additionally, we are developing technology for the automated visual inspection of liquid crystal display, or LCD, devices.

Given the difficulties that we have had over the years in significantly increasing our revenues from products sold to the textile industry, we intend to increase the proportion of our sales to the microelectronics industry over sales to the textile industry over the coming years.

OFF-BALANCE SHEET ARRANGEMENTS

On December 2, 2003, we executed a Term Sheet with a Korean company, Yuravision Co. Ltd, for the purchase of all of its shares. Yuravision specializes in the development of automated vision inspection equipment for the microelectronics industry, particularly in the field of LCD devices. Pursuant to the Term Sheet and oral negotiations conducted since that date, We will acquire the shares of Yuravision from certain of its investor shareholders for consideration in the amount of approximately $375,000. We intend to purchase the remaining shares of Yuravision by means of a share swap pursuant to which we will issue the remaining shareholders of Yuravision with an aggregate of approximately 1,164,000 of our ordinary shares. Upon completion of those transactions Yuravision will be a wholly owned subsidiary of the Company. We are currently in the process of obtaining the requisite approvals for carrying out the transaction.


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


TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our significant financial and contractual obligations as of December 31, 2003, and the periods in which such obligations are due are as follows:

                                           Payments and Amount of Commitment Expiration Per Period
                                           (U.S. Dollars in thousands)
                                           -------------------------------------------------------
                                           Total                                              Over
                                           Amounts        Less than    -2 Years   -4 Years    years
Contractual Obligations                    Committd       1 Year      1          3            4
------------------------------------------------------------------------------------------------------
Operating Car Lease Obligations            403            202         152        49
Operating Building Lease Obligations       373            175         169        29
         Total commercial commitments      776            377         321        78



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



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELBIT VISION SYSTEMS LTD.

Dated: April 1, 2004                      By /s/ Yaky Yanay
                                             -----------------------------
                                             Yaky Yanay
                                             Chief Financial Officer



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